September 19, 2024

Matthew J. Smith
Chief Financial Officer
Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, NY 10022

       Re: Stronghold Digital Mining, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-40931
Dear Matthew J. Smith:

       We have reviewed your September 10, 2024 response to our prior comment and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Significant Accounting Policies Cryptocurrency Hosting Revenue, page 94

1. We note your response to our prior comment 4 in your letter dated May 6, 2024. We are unable to agree with your conclusion that you are a principal in the performance of hash calculation services using hosted mining machines. Please reconsider your accounting and provide revisions to your disclosure, including your revenue recognition policy, to comply with ASC 606. Please also clarify how you will correct this error and provide supporting analysis for your approach. For example, if your proposed method of correction does not include restatement of previously issued financial statements, please explain why and provide your SAB 99 materiality analysis.
 September 19, 2024
Page 2

       Please contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets